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                                                                    EXHIBIT 23.7

                       CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Liberty Media Corporation.:


We consent to the use of our report included herein, relating to the combined balance sheets of The Liberty Principal Transaction Assets Group ("New Liberty Group" or "Successor") as of December 31, 1999 and of The Liberty Principal Transaction Assets Group ("Old Liberty Group" or "Predecessor") as of December 31, 1998, and the related combined statements of operations and comprehensive loss, equity, and cash flows for the period from March 1, 1999 to December 31, 1999 (Successor period) and from January 1, 1999 to February 28, 1999 and for each of the years in the two year period ended December 31, 1998 (Predecessor periods), which report is included herein and to the reference to our firm under the heading "Experts" in the Proxy Statement / Prospectus.

Our report refers to the fact that the financial statements should be read in conjunction with the consolidated financial statements of AT&T Corp.

Our report contains an explanatory paragraph that states that effective March 9, 1999, AT&T Corp., the owner of the assets comprising New Liberty Group, acquired Tele-Communications, Inc., the owner of the assets comprising Old Liberty Group, in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                 /s/ KPMG LLP


Denver, Colorado
February 5, 2001